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EDWARD H.P. LAM ♦*		WASHINGTON, D.C.
HAIPING LI *		WILMINGTON
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CLIVE W. ROUGH ♦		BEIJING
JONATHAN B. STONE *		BRUSSELS
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SEOUL
REGISTERED FOREIGN LAWYER		SHANGHAI
Z. JULIE GAO (CALIFORNIA)		SINGAPORE
TOKYO
	October 15, 2018	TORONTO

VIA EDGAR

Mr. J. Nolan McWilliams

Ms. Julie Griffith

Mr. Lyn Shenk

Ms. Melissa Gilmore

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:	Niu Technologies (CIK No. 0001744781)
Registration Statement on Form F-1 (File No. 333-227497)

Dear Mr. McWilliams, Ms. Griffith, Mr. Shenk and Ms. Gilmore:

On behalf of our client, Niu Technologies, a company organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated October 9, 2018.  Concurrently with the submission of this letter, the Company is filing Amendment No. 2 to the Registration Statement on Form F-1 (the “Registration Statement”) via EDGAR to the Commission.

To facilitate your review, we have separately delivered to you four courtesy copies of the Registration Statement, marked to show changes to the registration statement filed with the Commission October 9, 2018.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

The Company plans to request that the Staff declare the effectiveness of the Registration Statement on October 18, 2018, and will file the joint acceleration requests in time before the requested effective time. The Company would greatly appreciate the Staff’s continued assistance and support in meeting its timetable.

Form F-1

Risk Factors

ADS holders may not be entitled to a jury trial . . ., page 56

1.                                      Please reconcile your disclosure here that federal or state courts in the City of New York have exclusive jurisdiction over claims arising under the deposit agreement with section 7.6 of the Form of Deposit Agreement, which references “non-exclusive jurisdiction of such courts.”

In response to the Staff’s comment, the Company has revised the disclosure on page 57 of the Registration Statement.

Description of American Depositary Shares

Limitations on Obligations and Liabilities, page 186

2.                                 Refer to the second bullet point at the top of page 187. Please clarify that no disclaimer of any Securities Act or Exchange Act liability is intended by any provision of the deposit agreement. In this regard, we note section 7.8(b) of the Form of Deposit Agreement.

In response to the Staff’s comment, the Company has revised the disclosure on page 189 of the Registration Statement.

*                                         *                                         *

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:	Yan Li, Chairman and Chief Executive Officer, Niu Technologies
Hardy Peng Zhang, Chief Financial Officer, Niu Technologies
Allen Lu, Partner, KPMG Huazhen LLP
David Zhang, Partner, Kirkland & Ellis International LLP
Steve Lin, Partner, Kirkland & Ellis International LLP